April 6, 2009

Mr. Robert Orlich
Chairman, President and Chief Executive Officer
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

Re: Transatlantic Holdings, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed March 2, 2009
File No. 001-10545

Dear Mr. Orlich:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results
Critical Accounting estimates
(b) Fair Value Measurements of Certain Financial Assets

1. Please revise your disclosure to provide the following information:
    a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;
    b. Whether, and if so, the amount you adjusted quotes or prices you obtained from brokers and pricing services;
    c. The percentage of the fair value and unrealized loss for both securities that are rated non-investment grade and those not rated;

Consolidated Financial Statements
4. Investments
(c) Investment Gains and Losses, page 91

2. For securities that you sold during the year at a loss, disclose:
    a. The facts and circumstances giving rise to the loss and the sale,
    b. The period of time that the security had been continuously in an unrealized loss position; and
    c. Why that sale doesn't contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.

(g) Additional Information on Gross Unrealized Losses, page 94

3. Regarding equity securities, please revise to disclose the factors contributing to their decline in fair value and those that caused you to conclude that their unrealized loss is not other-than-temporary.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                              Sincerely,

                              Jim B. Rosenberg
                              Senior Assistant Chief Accountant